Exhibit 99.1

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY STATE SECURITIES LAWS OR (c) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THESE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT. TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into as of April 28, 2023, by and between Jiuzi Holdings, Inc., an exempt company organized under the laws of the Cayman Islands (the “Company”) and the undersigned subscriber (“Subscriber”). The Company and Subscriber are each sometimes hereinafter individually referred to as a “Party;” and collectively, as the “Parties.” Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in Section 9 of this Subscription Agreement.

RECITALS:

WHEREAS, Subscriber desires to subscribe for and purchase from the Company that number of units (“Units”) set forth on the signature page hereto (the “Subscribed Units”), with each Subscribed Unit consisting of one (1) Ordinary Share (a “Subscribed Share”) of the Company, par value $0.001 per share and five (5) warrants (each, a “Subscribed Warrant” and together with the Subscribed Shares and the Subscribed Units, the “Subscribed Securities”) to purchase one Ordinary Share of the Company (a “Warrant Share”) at an exercise price of $0.35 per Ordinary Share, and on such other terms and subject to such other conditions as set forth in the form of Share Purchase Warrant attached as Exhibit A hereto (the “Warrant Certificate”);

WHEREAS, Subscriber shall purchase the Subscribed Units for a purchase price of $0.15 per Subscribed Unit (the “Per Unit Price;” and the aggregate Per Unit Price for all Subscribed Units shall be referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Units in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements;” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers;” and together with Subscriber, the “Subscribers”), on terms and subject to conditions substantially the same as set forth in this Subscription Agreement, pursuant to which such Other Subscribers have agreed to purchase on the Closing Date (as defined below), inclusive of the Subscribed Units, an aggregate of 8,000,000 Subscribed Units, at the Per Unit Price (the units of the Other Subscribers, the “Other Subscribed Units;” and together with the Subscribed Units, the “Aggregate Subscribed Units”) for an aggregate Purchase Price for the Aggregate Subscribed Units of One Million Two Hundred Thousand Dollars and No Cents ($1,200,000.00) (the “Aggregate Purchase Price”); and

WHEREAS, concurrently with the execution of the Subscription Agreements, the Company and the Subscribers each will deposit into a bank account (the “Payment Account”) designated by the Company their respective Purchase Price payment for their respective Subscribed Units, pending release to the Company on the Closing Date in accordance with the terms of this Subscription Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, agree as follows:

1. Subscription; Execution of Escrow Agreement. On the terms and subject to the conditions hereof, Subscriber hereby agrees to subscribe for and purchase at the Closing (as defined below), and the Company hereby agrees to issue and sell to Subscriber at the Closing, upon the payment of the Purchase Price, the Subscribed Units (such subscription and issuance, the “Subscription”) for the aggregate Purchase Price set forth on the Signature Page.

2. Closing.

(a) Subject to satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the relevant conditions, of all the conditions (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at Closing), the closing of the sale and purchase of the Subscription Shares pursuant to this Section 2 (the “Closing”) shall take place remotely by electronic means) on the date of this Agreement or on any date as may be agreed by the Subscriber and the Company in writing (the “Closing Date”). It is the intention of the Company to simultaneously close on the sale of the Aggregate Subscribed Units to all Subscribers, but the Company reserves the right to hold one or more Closings; and there is no minimum Aggregate Purchase Price required in order for the Company to close on the sale and purchase of the Units to the Subscriber and request release of the funds deposited by Subscriber into the Payment Account.

(b) At the Closing,

(i) the Subscriber shall pay, or cause to be paid, the Purchase Price to the Company by wire transfer of immediately available funds in U.S. dollars or in such other currency as mutually agreed in writing by the Parties, to the Payment Account. In the event that the Purchase Price is paid in renminbi (yuan) or other non-U.S. dollar currency, such currency will be converted to U.S. dollars at the exchange rate for the value of the currency based on the last reported exchange rate on the Business Day immediately preceding the Closing Date as published on the Bloomberg Generic Composite rate or similar measure of currency exchange rates. In the event of payment of the Purchase Price in any currency other than U.S. dollars, the amount paid, if in excess of the Purchase Price for the Subscribed Units, shall be used to purchase additional Units or, if the converted dollar sum is less than the Purchase Price for the Subscribed Units, then the number of Units, including the number of Subscribed Shares and Subscribed Warrants purchased shall be equitably reduced; provided, however, that in no event will the Company issue fractional Units, Ordinary Shares or warrants to purchase Ordinary Shares, or make any payment in cash or in script if the dollar amount as converted from the currency paid is more or less than the Per Unit Price.

(ii) the Company will deliver, or cause to be delivered, to Subscriber: (y) certificates representing the Subscribed Shares, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable and (z) certificates representing the Subscribed Warrants, each bearing the Legend set forth in Section 2(c) below as promptly as practicable following the Closing Date.

(c) The Subscriber acknowledges and understands that (a) the Subscribed Securities have not been registered under the Securities Act, or applicable U.S. state securities laws, (b) that the Subscribed Securities are deemed to be “restricted securities” under the Securities Act and applicable U.S. state securities laws and (c) the purchase of the Subscribed Securities is taking place in a transaction not involving a public offering or U.S. Persons as defined in Regulation S (“U.S. Person”) promulgated under the Securities Act (“Regulation S”). Furthermore, the Subscriber is aware and understands that any resale of the Subscribed Securities inconsistent with the Securities Act may create liability on the Subscriber’s part and/or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of or transfer any such Subscribed Securities, unless such securities are registered under the Securities Act and applicable U.S. state securities laws, or an opinion is given by counsel satisfactory to the Company that such registration is not required. The Company will issue the Subscribed Shares and the Subscribed Warrants purchased by the Subscriber in the name of the Subscriber and in such denominations to be specified by the Subscriber prior to the Closing. The certificates representing the Subscribed Shares and Subscribed Warrants shall bear the following legend (the “Legend”), and appropriate “stop transfer” instructions shall be delivered to the Company’s stock transfer agent or other appropriate party:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

“THESE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT), AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT (“REGULATION S”). TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, has a material adverse effect on (i) the business, financial condition or results of operations of the Company and its subsidiaries, taken together as a whole (on a consolidated basis) or (ii) the Company’s ability to timely consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Securities.

(b) Each of the Subscribed Securities have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of its jurisdiction of incorporation. The Warrant Shares have been duly authorized and, when issued in accordance with the terms of the Subscribed Warrants will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of its jurisdiction of incorporation.

(c) This Subscription Agreement and any other Transaction Document has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, each shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies. The execution and delivery of this Subscription Agreement and the other Transaction Documents, the issuance and sale of the Subscribed Securities and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein have been or will be on or prior to the Closing Date duly authorized by all requisite action on the part of the Company.

(d) Assuming the accuracy of the representations and warranties of Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including The Nasdaq Capital Market) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Securities), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) those required by The Nasdaq Capital Market, including with respect to obtaining shareholder approval, and (iv) those the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect.

(e) As of their respective dates, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to each Subscriber via the Commission’s EDGAR system.

(f) Except as disclosed in the SEC Reports, there are no actions, claims, demands, investigations, examinations, indictments, litigations, suits or other criminal, civil or administrative or investigative proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or directors or officers of the Company or any of its subsidiaries in their capacities as such before or by any Governmental Authority or by any other Person, which, either individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

(g) Neither the Company nor its authorized persons has engaged, nor will engage, in any directed selling efforts to a U.S. Persons (as defined in Rule 902 of Regulation S promulgated under the Securities Act) with respect to the Subscribed Securities and the Company and its authorized persons has complied and will comply with the “offering restrictions” requirements of Regulation S. The transactions contemplated hereby have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act. Neither the Company nor its authorized persons has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Subscribed Securities. The Company agrees not to cause any advertisement of the Subscribed Securities to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Subscribed Securities, except such advertisements that include the statements required by Regulation S, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws.

(h) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Securities by the Company to Subscriber and, when issued pursuant to the terms of the Subscribed Warrants, the Warrant Shares.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable), and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement and the other Transaction Documents. Each of this Subscription Agreement and the other Transaction Documents has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, each shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(b) The execution, delivery and performance by the Subscriber of this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority. The Subscriber is not acting on behalf of, or for the benefit for, nor does it intend to transfer the Subscribed Securities to any party that will require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

(c) The execution and delivery of this Subscription Agreement and the other Transaction Documents, the purchase of the Subscribed Securities and the Warrant Shares (when purchased in accordance with the terms of the Subscribed Warrants) and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the other Transaction Documents, and the consummation of the transactions contemplated herein and therein has been duly authorized by all requisite action on the part of the Subscriber and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Securities.

(d) The Subscriber is not a U.S. person as defined under Rule 902 of Regulation S and the Subscribed Securities which the Subscriber is acquiring are being acquired for the Subscriber’s own account (or a trust account if the Subscriber is a trustee) for investment only and not with a view to sale or resale, distribution or fractionalization of the securities under applicable U.S. federal or state securities laws. The Subscriber is a resident in the jurisdiction set forth under its name on the signature page hereof. The Subscriber is not acquiring such securities for the account or benefit of any U.S. person and was not organized for the specific purpose of acquiring such securities. The Subscriber will not (i) resell or offer to resell the Subscribed Securities, or any portion thereof, or (ii) engage in hedging transactions, in each case, except in accordance with the terms of this Subscription Agreement and in accordance with Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act and otherwise in compliance with all applicable securities laws. Furthermore, prior to engaging in any hedging transaction or any resale of the securities, or any portion thereof, by the Subscriber, the Subscriber shall provide the Company with an opinion of counsel acceptable to the Company in its sole discretion and in a form acceptable to the Company in its sole discretion, that any such proposed sale or hedging transaction is in compliance with the Securities Act or an exemption therefrom.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A promulgated under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Securities only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Securities.

(f) The Subscriber acknowledges and understands that the Company may only make offers to sell the Subscribed Securities to persons outside the United States in this offering and, if applicable, at the time any buy order is originated, the buyer is outside the United States. The Subscriber has not received an offer to purchase Subscribed Securities inside the United States and will not originate a buy order inside the United States. The Subscriber has not received, and is not aware of, any advertisement of the Subscribed Securities and is not acquiring any of the Subscribed Securities as a result of any form of general solicitation or general advertising, including (i) in a publication with a general circulation in the United States (as described in Rule 902 of Regulation S) that refers to the offering and sale of the Subscribed Securities and (ii) advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising. The Subscriber represents and warrants and hereby agrees that all offers and sales of any of the Subscribed Securities prior to the expiration of a period commencing on the Closing Date and ending twelve months thereafter (the “Restricted Period”), shall only be made in compliance with the safe harbor contained in Regulation S, pursuant to registration of the securities under the Securities Act or pursuant to an exemption from registration, and all offers and sales after the Restricted Period shall be made only pursuant to such a registration or to such exemption from registration. The Subscriber acknowledges that the certificates representing the Subscribed Securities shall contain a legend indicating that transfer is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom. The Subscriber acknowledges and agrees that the Company shall not register any transfer of the Subscribed Securities not made in accordance with Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom.

(g) Subscriber understands that the Subscribed Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Securities have not been registered under the Securities Act or any state securities law in reliance on the availability of an exemption from such registration. Subscriber understands that none of the Subscribed Securities or the Warrant Shares may be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act, and in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entry positions (or certificates, if applicable) representing the Subscribed Shares or Warrant Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Securities will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Securities and may be required to bear the financial risk of an investment in the Subscribed Securities for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Securities will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Subscribed Securities.

(h) Subscriber acknowledges and agrees that the Company is a “Foreign Private Issuer”, as defined under the rules and regulations adopted by the Commission under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Listing Rule 5615(a)(3) of The Nasdaq Stock Market, the Company may elect to follow certain practices under the laws of its jurisdiction of incorporation in lieu of certain of the listing rules promulgated by The Nasdaq Stock Market, including without limitation Listing Rule 5635. Subscriber further acknowledges and understands that in connection with the transactions contemplated by this Subscription Agreement, the Company has elected, pursuant to Listing Rule 5615(a)(3) of The Nasdaq Stock Market, to comply with the laws of the jurisdiction of its incorporation in lieu of Listing Rule 5635 of The Nasdaq Stock Market and accordingly may issue all of the Subscribed Securities without obtaining the approval of its shareholders as would otherwise be required pursuant to Listing Rule 5635 of The Nasdaq Stock Market.

(i) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Securities directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company or any other person or entity, expressly or by implication, or any Affiliates, control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement.

(j) In making its decision to purchase the Subscribed Securities, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Securities. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Securities. Subscriber acknowledges and agrees that Subscriber has not relied on any statements or other information provided by or on behalf of any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning the Company, this Subscription Agreement or the transactions contemplated hereby or thereby, the Subscribed Securities or the offer and sale of the Subscribed Securities. Neither the Company nor any of its Affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing has made or makes any representation as to the Company or the quality or value of the Subscribed Securities.

(k) Subscriber became aware of this offering of the Subscribed Securities solely by means of direct contact between Subscriber and the Company or a representative of the Company, and the Subscribed Securities were offered to Subscriber solely by direct contact between Subscriber and the Company or a representative of the Company. Subscriber did not become aware of this offering of the Subscribed Securities, nor were the Subscribed Securities offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Securities. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Securities, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Securities and determined that the Subscribed Securities are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(m) The Subscriber has substantial knowledge and experience in making investment decisions of this type and is capable of evaluating the merits and risks of this investment. The Subscriber understands that an investment in the Company is speculative and involves a high degree of risk, and the Subscriber has carefully reviewed and is aware of all of the risk factors related to the purchase of the securities. The Subscriber has had an opportunity to ask questions of and receive answers from representatives of the Company with respect to this offering. The Company has provided the Subscriber with all documents requested and has provided answers to all of the Subscriber’s questions relating to an investment in the Company. In addition, the Subscriber has had an opportunity to discuss this investment with representatives of the Company and to ask questions of them. The Subscriber’s overall commitment to investments that are not readily marketable is not disproportionate to the Subscriber’s net worth and the Subscriber’s investment in the Company will not cause such overall commitment to become excessive. The Subscriber has adequate net worth and means of providing for current needs and personal contingencies to sustain a complete loss of the Subscriber’s investment in the Company, and the Subscriber has no need for liquidity in this investment.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Securities or made any findings or determination as to the fairness of this investment.

(o) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Securities were legally derived.

(p) Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act, any “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and any type of direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and or other short sale positions, whether through a broker dealer or otherwise, with respect to the securities of the Company (collectively, “Short Sales”). Notwithstanding the foregoing, in the case (i) other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transaction (including Subscriber’s affiliates) or (ii) Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, then, in each case, the foregoing representation shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Agreement.

(q) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2. Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of Subscriber (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(r) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

(s) The Company and the other subscribers are relying on the truth and accuracy of the declarations, representations and warranties herein made by the Subscriber. Accordingly, the foregoing representations and warranties and undertakings are made by the Subscriber with the intent that they may be relied upon in determining his/her suitability as a subscriber. The Subscriber agrees that such representations and warranties shall survive the acceptance of the Subscriber, and the Subscriber indemnifies and agrees to hold harmless, the Company and each other subscriber from and against all damages, claims, expenses, losses or actions resulting from the untruth of any of the warranties and representations contained in this Agreement.

(t) The foregoing representations and warranties are true as of the date of this Agreement and shall be true as of the date the Company issues and sells Subscribed Units to the Subscriber. If such representations and warranties shall not be true in any respect prior to such date, the Subscriber will give prompt written notice of such fact to the Company.

5. Registration of Subscribed Shares.

(a) The Company agrees that, within ninety (90) calendar days following the Closing Date, the Company will submit to or file with the Commission (at the Company’s sole cost and expense, but not including the cost of separate legal counsel for the Subscriber) a registration statement registering the resale of the Subscribed Shares and the Warrant Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (1) sixty (60) calendar days following the date such Registration Statement was initially filed with the Commission (the “Filing Date”) (or ninety (90) calendar days after the Filing Date if the Registration Statement is reviewed by, and comments thereto are provided by, the Commission) and (2) the second (2nd) business day after the date the Company is notified in writing by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to Subscriber for review at least two (2) business days in advance of the filing of the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares and the Warrant Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares and the Warrant Shares which is equal to the maximum number of Subscribed Shares and Warrant Shares as is permitted by the Commission. In such event, the number of Subscribed Shares and Warrant Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. The Company agrees that the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective until the earlier of (i) three years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares and Warrant Shares shall have been sold, or (iii) the first date on which Subscriber can sell all of its Subscribed Shares and Warrant Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act (“Rule 144”) without limitation as to the manner of sale or the amount of such securities that may be sold, and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. The Company will use its commercially reasonable efforts to (i) cause the removal of all restrictive legends from any Registrable Securities (as defined below) being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Registrable Securities and, at the request of a Holder (as defined below), cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i) upon the receipt of such supporting documentation, if any, as reasonably requested by such counsel. The Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, reasonably necessary to enable Holder to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange and update or amend the Registration Statement as necessary to include Registrable Securities.

(b) “Registrable Securities” shall mean, as of any date of determination, the Subscribed Shares, Warrant Shares, and any other equity security issued or issuable with respect to the Subscribed Shares or the Warrant Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) four (4) years, (B) the date all Subscribed Shares and Warrant Shares held by a Holder may be sold by such Holder without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by a Holder, or (D) when such securities shall have ceased to be outstanding. “Holder” shall mean the Subscriber or any affiliate of the Subscriber to which the rights under this Section 5 shall have been assigned. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares and the Warrant Shares to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.

(c) The Company’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities. Notwithstanding anything to the contrary in this Subscription Agreement, the Company may delay filing, postpone effectiveness or suspend the use of the Registration Statement if it determines that, in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, to include information that would at that time not otherwise be required in a current, quarterly or annual report under the Exchange Act, or if such filing, effectiveness or use would materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event"); provided, that, (i) the Company shall not so delay filing, postpone effectiveness, or suspend the use of the Registration Statement for a period of more than forty-five (45) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make the Registration Statement available for the sale by Subscriber of its Registrable Securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will promptly discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. For as long as the Subscriber holds Subscribed Shares, the Company shall file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Subscriber to resell the Subscribed Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Subscribers).

(d) The Company shall indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein or that Subscriber has omitted a material fact from such information. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Registrable Securities by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).

(e) Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(f) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(g) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(h) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, the liability of the Investor shall be limited the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(h) from any person or entity who was not guilty of such fraudulent misrepresentation.

6. Other Covenants.

(a) Subscriber hereby agrees that, from the date of this Subscription Agreement, none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Company prior to the Closing.

(b) Except as necessary under the disclosure requirements of securities laws and regulations of the U.S., the Parties shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Subscription Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Subscription Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information.

(c) Prior to the Closing, the Subscriber and the Company shall each promptly notify the other in writing of (a) all events, circumstances, facts and occurrences or non-occurrences arising subsequent to the date of this Subscription Agreement which may result in any breach of a representation or warranty or covenant of either the Subscriber or the Company contained in this Subscription Agreement or which may have the effect of making any representation or warranty of either the Subscriber or the Company contained in this Subscription Agreement untrue or incorrect in any material aspect, and (b) any material development that has an effect on the assets, liabilities, business, or financial status related to the Company or the Subscriber. The Parties agree to discuss in good faith appropriate measures or solutions to address such events, circumstances, facts and occurrences or non-occurrences or developments.

(d) Each of the parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Subscription Agreement and the other Transaction Documents to which it is a party and consummate and make effective the transactions contemplated hereby and thereby.

(e) Each of the Company and the Subscriber agrees that each Party shall be liable for its own tax liabilities arising from the transactions contemplated by this Subscription Agreement. The Parties agree that they will cooperate with each other in relation to tax matters, and each Party shall provide the other Party with the relevant information requested by the other Party in order for the other Party to complete its necessary tax filing or audit, determine liability for taxes and right to a tax refund, and perform any other tax-related work.

7. Conditions to Closing.

(a) Conditions to Obligations of the Parties. The obligations of each of the Company and the Subscriber to consummate the transactions contemplated by this Subscription Agreement shall be subject to the fulfillment or written waiver by the other Party of each of the following conditions:

(i) no suspension of the qualification of the Subscribed Shares for offering or sale or of the Common Stock of the Company for trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

(ii) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(b) Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Subscription Agreement shall be subject to the fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(i) the representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct when made in all material respects and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made at the Closing (except to the extent that such representations and warranties were made as of another date, in which case such representations and warranties shall have been true and correct as of such date); and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(c) Conditions to Obligations of the Subscriber. The obligations of the Subscriber to consummate the transactions contemplated by this Subscription Agreement shall be subject to the fulfillment or written waiver by the Subscriber at or prior to the Closing, of each of the following conditions:

(i) the representations and warranties of the Company contained in this Subscription Agreement shall be true and correct when made in all material respects and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made at the Closing (except to the extent that such representations and warranties were made as of another date, in which case such representations and warranties shall have been true and correct as of such date); and

(ii) the Company shall have performed all of its covenants and agreements required by this Subscription Agreement to be so performed by it, prior to or on the Closing.

8. Termination.

(a) This Subscription Agreement may be terminated at any time prior to the Closing,

(i) by the Subscriber if:

1. any event or circumstance has occurred that would cause any of the conditions set forth in Section 7(c) not to be satisfied; or

2. any representation or warranty made by the Company in this Agreement is or becomes untrue or inaccurate in any material respect, or any covenant required to be fulfilled prior to the Closing fails to be fulfilled substantively, or the Company fails to comply with any of its covenants or agreements that would cause any of the conditions set forth in Section 7(c) not to be satisfied and such breach has not been cured by the Company within thirty (30) days following delivery of written notice of such breach by the Subscriber;

(ii) by the Company if:

1. any event or circumstance has occurred that would cause any of the conditions set forth in Section 7(b) not to be satisfied; or

2. any representation or warranty made by the Subscriber in this Agreement is or becomes untrue or inaccurate in any material respect, or any covenant required to be fulfilled prior to the Closing fails to be fulfilled substantively, or the Subscriber fails to comply with any of its covenants or agreements that would cause any of the conditions set forth in Section 7(b) not to be satisfied and such breach has not been cured by the Subscriber within thirty (30) days following delivery of written notice of such breach by the Company;

(iii) by either the Company or the Subscriber, if the Closing shall not have occurred by December 31, 2023; provided, however, that the right to terminate this Subscription Agreement under this Section 8(c) shall not be available to either Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(iv) by either the Company or the Subscriber, if any Governmental Authority shall have issued any order, decree, decision or shall have taken any other action, and such order, decree, decision or action that would enjoin or otherwise prohibit the transactions contemplated by this Agreement shall have become final and non-appealable; or

(v) by the mutual written consent of the Company and the Subscriber.

(b) In the event of termination of this Subscription Agreement as provided in Section 8(d) or 8(e), this Subscription Agreement shall forthwith become void and there shall be no liability on the part of either Party hereto unless otherwise set forth in this Agreement or agreed by the Parties. Nothing herein shall relieve either Party hereto from liability for any breach of this Subscription Agreement and the defaulting Party shall be liable to the other Party for its losses.

9. Certain Definitions. For purposes of this Subscription Agreement:

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in the United States.

“Control” (including “Controlled by” and “under common Control with”) means with respect to the relationship between or among two or more Persons, the possession of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of a majority of the outstanding voting securities, or having the right to appoint a majority of the members of the board of directors, or as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar government, taxation, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Ordinary Share” means the ordinary shares of the Company, par value $0.001 per share.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Transaction Document” means, collectively, this Subscription Agreement, the Warrant Certificate and each of the other documents entered into or delivered by the parties hereto or their respective Affiliates in connection with the transactions contemplated by this Subscription Agreement.

10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient if sent during normal business hours of the recipient and, if not sent during normal business hours, then on the recipient’s next Business Day, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each Party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(d) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Securities acquired hereunder, if any, and the rights set forth in Section 5) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned.

(e) All the agreements, representations and warranties made by each Party hereto in this Subscription Agreement shall survive the Closing.

(f) the Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Securities, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

(g) This Subscription Agreement may not be amended, modified, or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought.

(h) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns.

(i) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(j) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(k) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(l) This Subscription Agreement is intended for the benefit of the Parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(m) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(n) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company expressly contained in Section 3 of this Subscription Agreement, in making its investment or decision to invest in the Company.

(o) The Parties to this Subscription Agreement other than the Company have been advised and had the opportunity to consult with an attorney or other advisor prior to executing this Subscription Agreement. Each Subscriber understands, confirms and agrees that counsel to the Company (Becker & Poliakoff, LLP) has not acted and is not acting as counsel to any Subscriber and that no Subscriber has relied upon any legal advice except as provided by its own counsel. Each Party acknowledges that it has freely executed this Subscription Agreement after independent investigation, with the advice of independent counsel and without fraud, duress or undue influence, and that it understands its content.

(p) This Subscription Agreement and all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The Company has disclosed to Subscriber certain non-public information, including the material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), and Subscriber acknowledges its agreement to treat such information confidentially until such time as all such “material non-public information” (within the meaning of applicable securities laws) is either publicly disclosed by the Company or deemed by the Company to be no longer relevant.

(s) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Securities pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Securities or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

JIUZI HOLDINGS, INC.

By:
Name:
Title:

Address for Notices:

SUBSCRIBER:

Print Name

By:
Name:
Title:

Name in which shares are to be registered

Number of Subscribed Units subscribed for:

Price Per Subscribed Unit:	$0.15 per Unit

Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐	Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company (in each case as defined in Rule 501(a));

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

Annex A-1

☐	Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐	Any corporation, Massachusetts or similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act;

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests or one of the following tests:

☐	A family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment; or

☐	A family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements of the immediately preceding paragraph and whose prospective investment in the Issuer is directed by that family office pursuant to clause (iii) of the immediately preceding paragraph.

SUBSCRIBER:

Print Name

By:
Name:
Title:

[Signature Page to Annex A to Subscription Agreement]